Exhibit 8.1

Main Subsidiaries of Quebecor Media Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Equity Interest/Voting Interest
Videotron Ltd / Vidéotron ltée	Québec	100% / 100%
Videotron G.P.	Québec	100% / 100%
Le SuperClub Vidéotron ltée	Québec	100% / 100%
Sun Media Corporation / Corporation Sun Media	British Columbia	100% / 100%
Imprimerie Quebecor Media Inc.	Canada	100% / 100%
Réseau Quebecor Media Inc.	Canada	100% / 100%
Groupe TVA Inc. / TVA Group Inc.	Québec	51.4% / 99.9%
TVA Publications Inc.	Canada	100% / 100%
Groupe Archambault Inc. / Archambault Group Inc.	Canada	100% / 100%
Les Éditions CEC inc.	Québec	100% / 100%
Groupe Sogides Inc.	Canada	100% / 100%
Nurun Inc.	Canada	100% / 100%